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                             July 9, 2021

       Peter Wojcik
       President
       Pharmagreen Biotech Inc.
       2987 Blackbear Court, Coquitlam
       British Colombia, V3E 3A2, Canada

                                                        Re: Pharmagreen Biotech
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed June 22, 2021
                                                            File No. 024-11505

       Dear Mr. Wojcik:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. Please revise your offering circular, including your offering circular summary and risk factors, to clarify
your plan of operations, including whether you intend to conduct operations in the
United States and Canada. For example, we note your disclosure on page 9 that your
planned biotech complex business is structured to comply with the
                                                        Cannabis Act (Canada),
and your disclosure on page 11 that you will continue to be
                                                        focused on your
facility in British Columbia for the foreseeable future. Similarly, we note your disclosure on page
10 that your product will only be sold in Canada under the
                                                        Cannabis Act. However,
we also note your disclosure on page 24 regarding your plans to
 Peter Wojcik
Pharmagreen Biotech Inc.
July 9, 2021
Page 2
       construct a biotech complex in Nevada, and note your disclosure that your management decided to shift your focus to locations outside of Canada, in particular in the U.S.
2. We note your revised disclosure in response to prior comments 3 and 11 and reissue them in part. Please revise your disclosure to specifically state whether you believe your planned operations will be subject to the Controlled Substances Act of 1970 and involve any non-hemp cannabis with more than 0.3 percent THC under the Farm Bill of 2018.
       We note your disclosure that your near-term focus will be on setting up an extraction facility for hemp biomass and a tissue culture lab for producing an initial stock of tissue cultures for high-CBD hemp starter plantlets. Please also expand your disclosure to describe the material provisions of the USDA's Final Rule that was effective March 22,
       2021 on page 11 of your offering statement.
       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan,
Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763 or
Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNamePeter Wojcik
                                                            Division of
Corporation Finance
Comapany NamePharmagreen Biotech Inc.
                                                            Office of Energy &
Transportation
July 9, 2021 Page 2
cc:       Eric Newlan
FirstName LastName